UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

PLAYSTUDIOS, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of class of securities)

72815G-10-8

(CUSIP Number)

John M. McManus

Executive Vice President, General Counsel and Secretary

MGM Resorts International

3600 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 693-7120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 72815G-10-8	13D	Page 2

1	NAME OF REPORTING PERSONS MGM Resorts International
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 16,647,124 (see Item 5)
	8	SHARED VOTING POWER: 0 (see Item 5) (1)
	9	SOLE DISPOSITIVE POWER: 16,647,124 (see Item 5)
	10	SHARED DISPOSITIVE POWER: 0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 16,647,124 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.2% (see Item 5)
14	TYPE OF REPORTING PERSON: CO

Item 1. Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D (“Schedule 13D”) relates is the Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of PLAYSTUDIOS, Inc. (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 10150 Covington Cross Drive, Las Vegas, Nevada 89144.

Item 2. Identity and Background.

This Schedule 13D is filed by MGM Resorts International (“MGM Resorts” or the “Reporting Person”). MGM Resorts is organized as a Delaware corporation and the address of its principal business and office is 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109. MGM Resorts’ principal business is to act largely as a holding company and, through subsidiaries, own and operate integrated casino, hotel, and entertainment resorts across the United States and in Macau.

As of July 1, 2021, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of MGM Resorts (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), are set forth on Schedule A attached hereto and incorporated herein by reference.

During the last five years, neither the Reporting Person, nor, to the Reporting Person’s knowledge, any of the Scheduled Persons, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

This Schedule 13D is being filed while the Reporting Person is in the process of verifying information required herein from its respective directors and executive officers. If the Reporting Person obtains information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Items 4 of this Schedule 13D is incorporated herein by reference.

Item 4. Purpose of Transaction.

On June 21, 2021 (the “Closing Date”), the Company issued the Reporting Person an aggregate of 16,647,124 shares of Class A Common Stock in connection with the consummation of a business combination by Acies Acquisition Corp. (“Acies”) with PlayStudios, Inc. (“Old PlayStudios”) pursuant to an Agreement and Plan of Merger, dated as of February 1, 2021 (the “Merger Agreement”), by and among Old PlayStudios, Inc., Acies, Catalyst Merger Sub I, Inc., and Catalyst Merger Sub II, LLC. Of the 16,647,124 shares received by the Reporting Person, 2,000,000 shares related to an investment by the Reporting Person of $20 million pursuant to a Subscription Agreement entered into on February 1, 2021, by and between Acies and the Reporting Person (the “Subscription Agreement”), with the source of such funds being the working capital of the Reporting Person. The other 14,647,124 shares represent part of the merger consideration the Reporting Person received in exchange for all the shares of common stock and preferred stock it had owned of Old PlayStudios. Also as part of the merger consideration, the Reporting Person received a contingent right to receive up to an aggregate of 2,093,846 shares of Class A Common Stock (the “Earnout Shares”) from the Company if the closing share price of Class A Common Stock exceeds certain share price thresholds. The Earnout Shares are payable in two equal tranches if the closing price of the Class A Common Stock exceeds $12.50 per share and $15.00 per share, respectively, for any 20 trading days within any 30-trading day period commencing on or after the 150th day following the Closing Date and ending no later than the five-year anniversary of the Closing Date. The contingent right to receive shares based on achievement of the applicable share price threshold will be forfeited if such threshold is not achieved by the fifth anniversary of the Closing Date. The share price thresholds and the number of Earnout Shares to be issued are to be equitably adjusted for any subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction affecting the shares of Class A Common Stock. Share price thresholds also may be deemed to have been achieved under certain circumstances involving an Earnout Strategic Transaction, as defined in the Merger Agreement, such as a merger or sale of the Issuer.

The Company’s Amended and Restated Bylaws (the “Bylaws”) contain a lock-up provision that, among other things, restricts any holder of Class A Common Stock, such as the Reporting Person, from transferring shares of Class A common Stock it received as merger consideration until 12 months after the Closing Date without the prior approval of the Company’s board of directors (“Board”), subject to certain exceptions set forth in the Bylaws.

William (Bill) J. Hornbuckle, the Chief Executive Officer and President of MGM Resorts, began serving as a member of the Board on the Closing Date, after having been elected at the extraordinary general meeting of Acies shareholders held on June 17, 2021, where the Acies shareholders considered and approved, among other matters, a proposal to adopt the Merger Agreement.

The Reporting Person holds the shares of Class A Common Stock for investment. The Reporting Person may dispose of some or all of its interest in the securities of the Issuer owned by it or acquired pursuant to the contingent right to Earnout Shares, in the open market, in privately negotiated transactions, through derivative transactions, through public offerings upon exercise of registration rights (including pursuant to the Registration Rights Agreement or Subscription Agreement as described in Item 6 hereof), or otherwise, depending on the course of action the Reporting Person pursues, market conditions and other factors, subject in each case to the lock-up provision in the Bylaws. In addition to the contingent right to receive the Earnout Shares, the Reporting Person may acquire shares of Class A Common Stock or other securities of the Issuer, in the open market, in privately negotiated transactions, through derivative transactions, or otherwise, depending on the course of action the Reporting Person pursues, market conditions and other factors. The Reporting Person may discuss matters relating to the business and affairs of the Issuer with members of the Issuer’s management and Board, and other shareholders. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Issuer, the possible activities of the Reporting Persons are subject to change at any time.

Item 5. Interest in Securities of the Issuer.

(a)

The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D, as of July 1, 2021, are incorporated herein by reference. As of July 1, 2021, the Reporting Person was the beneficial owner of 16,647,124 shares of Class A Common Stock, which represents 15.2% of the number of shares of Class A Common Stock outstanding (based on 109,623,364 shares outstanding as of June 21, 2021, as disclosed in the Issuer’s Form 8-K filed with the SEC on June 25, 2021). Excluded from beneficial ownership is the contingent right to the Earnout Shares.

Holders of Class A Common Stock are entitled to one vote per share on all matters submitted to the Company’s stockholders for their vote or approval. Holders of the Company’s Class B Common Stock, $0.0001 par value per share (“Class B Common Stock”), are entitled to twenty votes per share on all matters submitted to stockholders for their vote or approval. On all matters to be voted upon, holders of shares of Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to the stockholders for their vote or approval. The 16,647,124 shares of Class A Common Stock beneficially owned by the Reporting Person represent 3.9% of the combined voting power of the Class A Common Stock and Class B Common Stock outstanding as of June 21, 2021. The foregoing is based on the information disclosed in the Issuer’s Form 8-K filed with the SEC on June 25, 2021.

To the Reporting Person’s knowledge, none of the Scheduled Persons beneficially owned any shares of Class A Common Stock as of July 1, 2021.

(b)

The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this Schedule 13D and (ii) Item 5(a) hereof, in each case, as of July 1, 2021, are incorporated herein by reference.

(c)

Except for the transactions described in Item 4 hereof (which is incorporated herein by reference), neither the Reporting Person, nor, to its knowledge any of the Scheduled Persons, has effected any transaction in Class A Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is party to an Amended and Restated Registration Rights Agreement, dated as of June 21, 2021, by and among, the Company, certain former stockholders of PlayStudios, Inc., Acies Acquisition LLC, and certain other holders (the “Registration Rights Agreement”). Pursuant the Registration Rights Agreement, among other things, the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, the shares of Class A Common Stock owned by the Reporting Person from time to time. The Registration Rights Agreement terminates upon the earlier of June 21, 2024 or with respect to the Reporting Person, on the date that it no longer holds any Registrable Securities, as defined in the Merger Agreement. The Reporting Person also has registration rights pursuant to the Subscription Agreement.

The information set forth in Item 4 hereof is incorporated herein by reference.

The foregoing references in this Schedule 13D to, or descriptions of, the Merger Agreement, Bylaws, Subscription Agreement, and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as Exhibits 1, 2, 3 and 4 to this Schedule 13D, respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Agreement and Plan of Merger, dated as of February 1, 2021, by and among PlayStudios, Inc., Acies Acquisition Corp., Catalyst Merger Sub I, Inc., and Catalyst Merger Sub II, LLC (incorporated by reference to Exhibit 2.1 to Acies Acquisition Corp.’s Form 8-K filed February 2, 2021).

2	Amended and Restated Bylaws of PLAYSTUDIOS, Inc., effective as of June 21, 2021 (incorporated by reference to Exhibit 3.2 to PLAYSTUDIOS, Inc.’s Form 8-K filed June 25, 2021).

3	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to Acies Acquisition Corp.’s Form 8-K filed February 2, 2021).

4	Amended and Restated Registration Rights Agreement, dated as of June 21, 2021, by and among Acies Acquisition Corp., Acies Acquisition LLC, and certain stockholders of PLAYSTUDIOS, Inc. (incorporated by reference to Exhibit 10.3 to PLAYSTUDIOS, Inc.’s Form 8-K filed June 25, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2021

MGM RESORTS INTERNATIONAL

By:	/s/ Jessica Cunningham
	Name:	Jessica Cunningham
	Title:	Senior Vice President, Legal Counsel & Assistant Secretary

Schedule A

MGM Resorts International

DIRECTORS

For each director of MGM Resorts International, as July 1, 2021, set forth below is such person’s present business address, present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted (and the nature of business). Unless otherwise indicated, the address of any corporation or other organization in which such employment is conducted is the same as such person’s present business address, and such person’s citizenship is that of the a United States of America.

Name	Present Business Address	Present Principal Occupation or Employment
Barry Diller	IAC/InterActiveCorp 555 West 18th St. New York, NY 10011	Chairman and Senior Executive of IAC/InterActiveCorp

William W. Grounds	Infinity World Development Corp 4882 Frank Sinatra Dr. Las Vegas, NV 89158	President of Infinity World Development Corp (private investment entity)

Alexis M. Herman	New Ventures 633 Pennsylvania Ave., NW 3rd Floor Washington, DC 20004	President and Chief Executive Officer of New Ventures LLC (corporate consulting company)

Roland Hernandez	Hernandez Media Ventures 210 South Delacey Ave. Pasadena, CA 91105	President of Hernandez Media Ventures (privately held media assets company)

William J. Hornbuckle	MGM Resorts International 3600 Las Vegas Boulevard South Las Vegas, Nevada 89109	Chief Executive Officer and President of MGM Resorts International

Mary Chris Jammet	c/o MGM Resorts International 3600 Las Vegas Boulevard South Las Vegas, Nevada 89109	Founder and principal of Bristol Partners, LLC

John Kilroy	Kilroy Realty Corporation 12200 W. Olympic Boulevard, Suite 200 Los Angeles, California, 90064	Chairman and Chief Executive Officer of Kilroy Realty Corporation (real estate investment trust)

Joey Levin	IAC/InterActive Corp 555 West 18th St New York, NY 10011	Chief Executive Officer of IAC/InterActiveCorp

Rose McKinney-James	McKinney-James & Associates 410 S Rampart Suite 390 Las Vegas, NV 89145	Managing Principal of McKinney-James and Associates (government affairs firm)

Keith A. Meister	Corvex Management LP 667 Madison Ave. New York, NY 10065	Managing Partner and Chief Investment Officer of Corvex Management LP (investment adviser of private investment funds)

Name	Present Business Address	Present Principal Occupation or Employment
Paul Salem	Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, RI 02903	Senior Managing Director Emeritus, Providence Equity Partners (asset management firm)

Gregory M. Spierkel	c/o MGM Resorts International 3600 Las Vegas Boulevard South Las Vegas, Nevada 89109	Retired

Jan G. Swartz	Princess Cruises 24305 Town Center Dr. Santa Clarita, CA 91355	Group President, Holland America Group including Princess Cruises, Holland America Line, Seabourn and Carnival Australia

Daniel J. Taylor	c/o MGM Resorts International 3600 Las Vegas Boulevard South Las Vegas, Nevada 89109	Retired

MGM Resorts International

EXECUTIVE OFFICERS

For each executive officer of MGM Resorts International, as July 1, 2021, set forth below is such person’s present business address, present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, the address of any corporation or other organization in which such employment is conducted is the same as such person’s present business address, and such person is a United States citizen.

Name	Present Business Address	Present Principal Occupation or Employment
William J. Hornbuckle	MGM Resorts International 3600 Las Vegas Boulevard South Las Vegas, Nevada 89109	Chief Executive Officer and President

Corey I. Sanders	MGM Resorts International 3600 Las Vegas Boulevard South Las Vegas, Nevada 89109	Chief Operating Officer

Jonathan S. Halkyard	MGM Resorts International 3600 Las Vegas Boulevard South Las Vegas, Nevada 89109	Chief Financial Officer and Treasurer

John M. McManus	MGM Resorts International 3600 Las Vegas Boulevard South Las Vegas, Nevada 89109	Executive Vice President, General Counsel and Secretary

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